                   RANDGOLD & EXPLORATION PLANS FOR THE FUTURE

Randgold & Exploration (RG&E) chief executive Brett Kebble said today the company's interim results show the company is well on track with its strategy of becoming an operating company investing in high quality African resources instead of being a passive holding company.

"We made the announcement of the new strategy late last year," said Kebble, "and if you look at our interim headlines you will see we have now acquired an additional five per cent interest in Western Areas, have made strong advances in the Angolan diamond sector, are set to increase our participation in Aflease to
+/- 33% and entered into an agreement to acquire a 14,6% shareholding in Pan
Palladium. It's been a busy six months!"

Kebble said that the assets acquired by RG&E are all of unusually high quality with good potential. "Western Areas in South Deep has perhaps the finest untapped gold ore body in the world, the time is right for the Angolan diamond industry to flourish and I am bullish both on the Pan Palladium joint venture with Aurora in the northern bushveld and on Aflease's potential to become a major uranium producer. Our involvement will also allow Aflease to develop its
Bonanza South mine and its Modder East project."

Kebble said the Angolan diamond opportunities are being rapidly developed and plant and equipment is being moved to site and will be commissioned during the last quarter of 2004.

Kebble said the company's profit of R106.7-million for the six months was 47%
lower than the corresponding period last year for a variety of reasons.
"Primarily the decrease in profit was due to an 80% decrease in Randgold
Resources' net profit to US$6,8 million compared with the net profit of US$33,7 million for the corresponding period. Because of this our income from Randgold
Resources decreased substantially to R15,8 million from R124,5 million for the same period last year. The strengthening of the Rand over the past year also played a role."

FOR FURTHER INFORMATION PLEASE CONTACT DAVID BARRITT ON 082 603 3981 OR 083 603
3981